U.S. SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549
                                        FORM U-9C-3




                          QUARTERLY REPORT PURSUANT TO RULE 58 OF
                       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      For the quarterly period ended December 31, 2000
                                                      -----------------










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                   GPU, Inc.


                    Quarterly Report Pursuant to Rule 58 of
                the Public Utility Holding Company Act of 1935

            For the quarterly period ended  December 31, 2000
                                           ------------------------



                               Table of Contents
                               -----------------

  Item
   No.                             Title                                 Page
--------   -----------------------------------------------------        ------
    1      Organization Chart                                              1

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           3

    3      Associate Transactions                                          4

    4      Summary of Aggregate Investment                                 7

    5      Other Investments                                               8

    6      Financial Statements and Exhibits:

               A - Financial Statements                                    9

               B - Exhibits                                               10

               C - Certificate of GPU, Inc.                               11

           Signature                                                      12






  Note:  All dollar amounts shown in this Form U-9C-3 are expressed in thousands
  ----   except for the amounts presented in the financial  statements  (Exhibit
         A), which are expressed in whole dollars.


                                            ITEM 1 - ORGANIZATION CHART

                                           Energy (ERC)
                                           or Gas (GRC)              Date of     State of     Percentage of Voting     Nature of
            Name of Reporting Company      Related Company        Organization  Organization   Securities Held **       Business
-------------------------------------     -----------------       ------------  ---------     --------------------     ---------

GPU, Inc. (a)
---------

GPU Advanced Resources, Inc. (b)               ERC                09/13/96      Delaware          100.0%                (c)


GPU Diversified Holdings LLC (b)               ERC                08/03/00      Delaware          100.0                 (d)
-------------------------------

GPU Solar, Inc.                                ERC                07/09/97      New Jersey         50.0                 (e)


GPU Power, Inc. (a), (b)
---------------

NCP Energy, Inc.                               ERC                11/21/89      California        100.0                 (d)
  Syracuse Orange Partners L.P.                ERC                04/02/91      Delaware            4.9                  *
NCP Ada Power, Inc.                            ERC                07/31/93      California        100.0                  *





*    Inactive.

** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc., GPU Diversified Holdings LLC or GPU Power, Inc., as applicable.



(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names.

(b) These GPU system companies are direct wholly owned subsidiaries of GPU, Inc.

(c) This subsidiary was formed to engage in energy services and retail energy sales.

(d) These energy-related companies hold securities in other energy-related companies.

(e) This subsidiary is involved in the development and commercialization of photovoltaics.



            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

          On December 20, 2000, GPU, Inc. sold GPU International, Inc. (GPUI) to Aquila Energy Corporation (Aquila), for $225 million. As part of the sale, Aquila acquired GPUI's interests in the following energy-related companies (including GPUI's interests in six electric generating facilities): Elmwood Energy Corporation; Prime Energy Limited Partnership; Geddes II Corporation; Geddes Cogeneration Corporation; Onondaga Cogeneration Limited Partnership; EI Selkirk, Inc.; Selkirk Cogeneration Partners Limited Partnership; NCP New York, Inc.; NCP Brooklyn Power, Inc.; NCP Gem, Inc.; NCP Lake Power, Inc.; Lake Investment, L.P.; Lake Cogen, Ltd.; NCP Pasco, Inc.; NCP Dade Power, Inc.; Dade Investment, L.P.; Pasco Cogen, Ltd.; NCP Houston Power, Inc.; NCP Perry, Inc.; Mid-Georgia Cogen, L.P.; EI Services, Inc.; Umatilla Groves, Inc.; NCP Commerce Power, Inc.; Armstrong Energy Corporation; AEC/REF Fuel, Limited Partnership; EI Fuels Corporation; GPUI Lake Holdings, Inc.; GPU Generation Services - Lake, Inc.; and GPU Generation Services - Pasco, Inc.

          As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share of GPU, Inc. common stock).

          On August 3, 2000, GPU, Inc. formed a new wholly owned subsidiary, GPU Diversified Holdings LLC, an energy-related company. In the fourth quarter of 2000, GPU, Inc. made cash capital contributions of $250 thousand. In addition, certain GPU interests in energy-related companies were transferred to GPU Diversified Holdings LLC and GPU Power, Inc. upon the sale of GPUI.



          ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                  Type of     Principal                            Company to      Collateral   Consideration
                                 Security     Amount of    Issue or     Cost of    whom  Security  Given with   Received
Company Issuing Security          Issued      Security     Renewal      Capital    was Issued      Security     for Each Security
------------------------        ---------     --------     --------     --------   -------------   ---------    -----------------

          None.






                          Company Contributing                 Company Receiving                Amount of Capital
                                Capital                              Capital                     Contribution
                     ----------------------------         ----------------------------         ------------------
                             GPU, Inc.                GPU Diversified Holdings LLC                  $250





Note: The information provided in Item 2 presents the activities of the reporting period only.



                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies



                                                                                                Total
   Reporting Company             Associate Company                                              Amount
   Rendering Services            Receiving   Services       Types of Services Rendered          Billed
-----------------------         -----------------------   -----------------------------         ------

EI Services, Inc.               Mid-Georgia Cogen, L.P.   Operations management                 $ xx (1)

NCP Houston Power, Inc.         Mid-Georgia Cogen, L.P.   Accounting and  administration           x (1)

EI Fuels Corporation            Mid-Georgia Cogen, L.P.   Fuel supplies and management             - (1)
                                                          services

NCP Lake Power, Inc.            Lake Cogen, Ltd.          Accounting, administration and          xx (1)
                                                          operations and maintenance  (O&M)
                                                          management

NCP Dade Power, Inc.            Pasco Cogen, Ltd.         Administration                          xx (1)

Geddes Cogeneration             Onondaga Cogeneration     Accounting, administration and         xxx (1)
 Corporation                    Limited Partnership       O&M management

Elmwood Energy                  Prime Energy              Accounting and  administration          xx (1)
Corporation                     Limited Partnership

GPU Generation Services -       Pasco Cogen, Ltd.         O&M services                           xxx (1)
Pasco, Inc.


Notes: The information provided in Item 3 presents the activities of the ----- reporting period only. The amounts required under the caption "Total
        Amount Billed" are being filed pursuant to request for confidential treatment.

    (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.


                        ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies




                                                                                                        Total
  Associate Company             Reporting Company                                                       Amount
  Rendering Services            Receiving  Services            Types of Services Rendered               Billed
--------------------           -------------------------       --------------------------              -------
GPU International, Inc.    Prime Energy Limited Partnership   O&M management                           $xxx

GPU International, Inc.    EI Services, Inc.                  Operations management for                   - (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Houston Power, Inc.            Accounting and administration for          xx (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Lake Power, Inc.               Accounting, administration and O&M         xx (1)
                                                              management for Lake Cogen, Ltd.

GPU International, Inc.    NCP Dade Power, Inc.               Administration for Pasco Cogen, Ltd.       xx (1)

GPU International, Inc.    Onondaga Cogeneration Limited      O&M management                              - (1)
                           Partnership

GPU International, Inc.    Geddes Cogeneration Corporation    Accounting and administration for        xxxx (1)
                                                              Onondaga Cogeneration Limited
                                                              Partnership

GPU International, Inc.    Elmwood Energy Corporation         Accounting and administration for          xx (1)
                                                              Prime Energy Limited  Partnership

GPU International, Inc.    NCP Energy, Inc.                   Accounting and administration for           - (1)
                                                              Syracuse Orange Partners L.P.

GPU International, Inc.    GPU Solar, Inc.                    Management, marketing and  technical        - (1)
                                                              expertise for GPU Solar, Inc.


                                        5




                        ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
(Continued)

                                                                                                          Total
  Associate Company          Reporting Company                                                            Amount
  Rendering Services          Receiving Services               Types of Services Rendered                 Billed
------------------------   -------------------------------    ---------------------------------           -------
GPU International, Inc.      GPU Advanced Resources, Inc.     Certain general and administrative         $  - (1)
                                                              services for GPU Advanced Resources,
                                                              Inc.

Metropolitan Edison Company   GPU Advanced Resources, Inc.    Certain general and administrative            - (2)
                                                              services for GPU Advanced Resources,
                                                              Inc.

GPU Service, Inc.             GPU Advanced Resources, Inc.    Legal and certain general  and               xx (3)
                                                              administrative services for
                                                              GPU Advanced Resources, Inc.


Notes: The information provided in Item 3 presents the activities of the ----- reporting period only. The amounts required under the caption "Total
          Amount Billed" are being filed pursuant to request for confidential treatment.

     (1) The amounts shown include overhead charges applied, at a rate of 160%, to employee salaries billed for services rendered. No capital costs were charged.

     (2) The amounts shown include overhead charges applied, at a rate of 36.78%, to employee salaries billed for services rendered. No capital costs were charged.

     (3) The amounts shown include overhead charges applied, at a rate of 37.04%, to employee salaries billed for services rendered. No capital costs were charged.



                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  December 31, 2000           $10,587,748              Line 1
                                                    -----------------
     Total capitalization multiplied by 15% (line 1 multiplied by 0.15)           1,588,162              Line 2
     Greater of $50 million or line 2                                                       $1,588,162   Line 3


     Total current aggregate investment:
     (categorized by major line of energy- related business)
        Energy services and retail energy sales  (Category V)                        25,900
        Development and commercialization of photovoltaics (Category II)                700
                                                                                  ---------
             Total current aggregate investment                                                 26,600   Line 4
                                                                                             ---------

     Difference  between  the  greater  of $50  million or 15% of  capitalization
         and the   total  aggregate  investment of the  registered holding
         company system  (line 3 less line 4)                                               $1,561,562   Line 5
                                                                                            ==========


Notes: The caption "Total average consolidated capitalization" includes total ----- common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.



                           ITEM 5 - OTHER INVESTMENTS

                                         Aggregate Investment as of    Change in  Investments    Reason for Change
Major Line of Energy-Related Business    September 30, 2000            During Reporting Period   in Investments
-------------------------------------    --------------------------    ------------------------  ------------------

Ownership and operation of qualifying
  facilities (Category VIII)                        $152,113 *           $(152,113)              On  December 20, 000, GPU,
                                                                                                 Inc. sold GPUI.  See  Item 1
                                                                                                 for  more information.


Energy services and retail energy
  sales (Category V)                                  25,900                -                    No  change.




Development and commercialization of
  photovoltaics (Category II)                           450              250                     In the fourth  quarter of 2000,
                                                                                                 GPU, Inc. made cash capital
                                                                                                 contributions  of $250 thousand
                                                                                                 to GPU Diversified  Holdings
                                                                                                 LLC.




* The caption "Aggregate Investment as of September 30, 2000" included $120,684 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof. The $120,684 includes a reduction of $16,500 for dividends paid to GPU, Inc. by GPU International.

                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    -------------------

  A-1 Financial statements of GPU Advanced Resources, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-2 Financial statements of Elmwood Energy Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-3 Financial statements of Prime Energy Limited Partnership - not required for the last quarterly period of the registered holding company's fiscal year.

  A-4 Financial statements of Geddes Cogeneration Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-5 Financial statements of Onondaga Cogeneration Limited Partnership - not required for the last quarterly period of the registered holding company's fiscal year.

  A-6 Financial statements of NCP Energy, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-7 Financial statements of NCP Lake Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-8 Financial statements of NCP Dade Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-9 Financial statements of NCP Houston Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-10 Financial statements of Mid-Georgia Cogen, L.P. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-11 Financial statements of EI Services, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-12 Financial statements of GPU Solar, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-13 Financial statements of EI Fuels Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-14 Financial statements of Geddes II Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-15 Financial statements of GPU Generation Services - Pasco, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-16 Financial statements of GPU Diversified Holdings LLC - not required for the last quarterly period of the registered holding company's fiscal year.

B.  Exhibits
    ---------

    Contracts Required by Item 3
    ----------------------------

  B-1 * Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-2  * Contract between NCP Houston Power, Inc. and Mid-Georgia  Cogen, L.P.
         to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-3  * Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-4 * Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-5  *  Contract  between  Geddes  Cogeneration   Corporation  and  Onondaga
         Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-6  * Contract between Elmwood Energy  Corporation and Prime Energy Limited
         Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-7  * Contract  between GPU  International,  Inc. and Prime Energy  Limited
         Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-8  * Contract between GPU  International,  Inc. and Onondaga  Cogeneration
         Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-9 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

  B-10 * Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services - incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.

    --------

  B-11 * Contract  between GPU  Generation  Services - Pasco,  Inc. and Pasco
         Cogen, Ltd. to provide O&M services - incorporated by reference to Exhibit B-15 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1999.



  B-12 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. - filed pursuant to request for confidential treatment.

  B-13 Amended Stockholders Agreement made and entered into as of December 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. - filed pursuant to request for confidential treatment.



  Note: Services rendered by GPU International, Inc. to EI Services, Inc., NCP ----- Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc.,
         Geddes Cogeneration Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.


    * These contracts were in effect for GPU up until the time of sale of GPU International, Inc. on December 20, 2000. Likewise, the oral arrangements referred to in the above note, between GPU International, Inc. and certain energy-related companies, were in effect for GPU up until the time of such sale.


C.  Certificate of GPU, Inc.
    ------------------------

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                              GPU, INC.


April 4, 2001
                              By /s/ P. E. Maricondo
                                 ---------------------------------
                                 P. E. Maricondo,
                                 Vice President and Comptroller
                                 (principal accounting officer)